===============================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  SCHEDULE 13D

                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                         Concorde Career Colleges, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.10 Par Value Per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   20651H 10 2
-------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                    Wynnefield Partners Small Cap Value, L.P.
                           One Penn Plaza - Suite 4720
                            New York, New York 10119

                           Attention: Mr. Nelson Obus
-------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized)
                     to Receive Notices and Communications)


                                    Copy to:

                               Jesse R. Meer, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10035
                                 (212)-704-0100

                                 March 21, 1997
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box:  (  )

Check the following box if a fee is being paid with this
Statement:  (  )

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                              (Page 1 of 11 Pages)

AMENDMENT NO 1 TO SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 20651H102                               Page 2 of 11 Pages
-------------------------------------------------------------------------------

1 NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 13-3688497


---- --------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [x]
                                                                      (b) [ ]

---- --------------------------------------------------------------------------
3    SEC USE ONLY


---- --------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC (SEE ITEM 3)

---- --------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS (2)(d) or (e)      [  ]

---- --------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     DELAWARE


-------------------------------------------------------------------------------

NUMBER OF           7    SOLE VOTING POWER
SHARES
BENEFICIALLY             350,790
OWNED BY
EACH
REPORTING
PERSON
WITH
                    ---- ------------------------------------------------------
                    8    SHARED VOTING POWER
                                   _________

                    ---- ------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                         350,790

                    ---- ------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                                   _________

---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,790 shares


---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )


---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         5.04%
---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     PN
---- --------------------------------------------------------------------------


                              (Page 2 of 11 Pages)

AMENDMENT NO. 1 TO SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 20651H102                               Page 3 of 11 Pages
-------------------------------------------------------------------------------

---- --------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: Channel Partnership II, L.P.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
                          22-3215653

---- --------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [x]
                                                                      (b) [ ]

---- --------------------------------------------------------------------------
3    SEC USE ONLY


---- --------------------------------------------------------------------------
4    SOURCE OF FUNDS
      WC (SEE ITEM 3)

---- --------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS (2)(d) or (e) [ ]


---- --------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     NEW YORK
---- --------------------------------------------------------------------------

NUMBER              7    SOLE VOTING POWER
SHARES
BENEFICIALLY             149,000
OWNED BY
EACH
REPORTING
PERSON
WITH

                    8    SHARED VOTING POWER
                                             ________

                    ---- ------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                         149,000

                   ----  ------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                             _________

----- -------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      149,000 shares
----- -------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

----- -------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.14%
----- -------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
----- -------------------------------------------------------------------------



                              (Page 3 of 11 Pages)

AMENDMENT NO. 1 TO SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 20651H102                               Page 4 of 11 Pages
-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON: Nelson Obus, as a joint tenant
     (with Eve E. Coulson)
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####

---- -------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [x]
                                                                 (b) [ ]

-------------------------------------------------------------------------------
3    SEC USE ONLY


---- --------------------------------------------------------------------------
4    SOURCE OF FUNDS
     PF (SEE ITEM 3) ---------

---- --------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS (2)(d) or (e)  [ ]

---- --------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     UNITED STATES OF AMERICA
---- --------------------------------------------------------------------------
NUMBER OF           7   SOLE VOTING POWERS
SHARES
BENEFICIALLY                           _________
OWNED BY
EACH REPORTING
PERSON
WITH


                    ---- ------------------------------------------------------
                    8    SHARED VOTING POWER
                         70,000

                    ---- ------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER

                                         ________
                    ---- ------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         70,000

---- --------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     35,000 shares (Nelson Obus);
     35,000 shares (Eve E. Coulson, Mr. Obus' spouse)

---- --------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ( )


---- --------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1%
---- --------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
---- --------------------------------------------------------------------------


                              (Page 4 of 11 Pages)

AMENDMENT NO. 1 TO SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 20651H102                               Page 5 of 11 Pages
-------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore Fund, Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

---- --------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [x]
                                                                  (b) [ ]
---- --------------------------------------------------------------------------
3    SEC USE ONLY


---- --------------------------------------------------------------------------
4    SOURCE OF FUNDS
     WC (SEE ITEM 3)

---- --------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS (2)(d) or (e)  [ ]


---- --------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     CAYMAN ISLANDS
---- --------------------------------------------------------------------------

NUMBER OF           7    SOLE VOTING POWER
SHARES
BENEFICIALLY             29,000
OWNED BY
EACH
REPORTING
PERSON
WITH
                    ---- ------------------------------------------------------
                    8    SHARED VOTING POWER
                                             ________

                    ---- ------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                         29,000

                    ---- ------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER

                                             _________
----- -------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON    29,000 shares

----- -------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES       [ ]

----- -------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    .4%
----- -------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      CO
----- -------------------------------------------------------------------------


                              (Page 5 of 11 Pages)

     Item 1.   Security and Issuer.

               This amended statement relates to shares of common stock, $.10 par value per share (the "Shares"), of Concorde Career Colleges, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1100 Main Street, Suite 416, Kansas City, Missouri 64105.

     Item 2.   Identity and Background.

               (a),(b),(c) and (f). This statement is being filed by Wynnefield Partners Small Cap Value, L.P. ("Wynnefield Partners"), Channel Partnership II, L.P. ("Channel"), Nelson Obus ("Mr. Obus") and Eve E. Coulson, joint tenants ("Joint Tenants"), and Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund").

               Mr. Obus' present principal employment is general partner of Wynnefield Partners, a private investment company organized as a limited partnership under the laws of the State of Delaware. Mr. Obus is also the sole general partner of Channel, a private investment company organized as a limited partnership under the laws of the State of New York, and the President of Wynnefield Capital, Inc., the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Joshua H. Landes ("Mr. Landes") is also a general partner of Wynnefield Partners and Channel and an officer of Wynnefield Capital, Inc. Mr. Obus and Mr. Landes are citizens of the United States of America.

               The business address of Mr. Obus, Mr. Landes, Wynnefield Partners, Channel and the Fund is One Penn Plaza, Suite 4720, New York, New York 10119.

               (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes nor any of Wynnefield Partners, Channel or the Fund has been (i) convicted in a criminal proceeding (excluding


                              (Page 6 of 11 Pages)
     traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     Item 3.   Source and Amount of Funds or Other

               Mr. Obus purchased directly 70,000 Shares, in joint tenancy with Eve E. Coulson, his spouse, for a total consideration of $10,070. The Joint Tenants paid for such Shares from their personal funds.

               Wynnefield Partners purchased directly 350,790 Shares for a total consideration of $177,005.45, Channel purchased directly 149,000 Shares for a total consideration of $30,000, and the Fund purchased directly 29,000 Shares for a total consideration of $39,875. Such Shares were paid for from the working capital of each of Wynnefield Partners, Channel and the Fund, each of which maintains an investment fund, consisting of capital contributions from their respective partners and investors and capital appreciation derived therefrom for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index features contracts, options, puts and calls on stock and warrants.

     Item 4.   Purposes of Transaction.

               The Joint Tenants, Wynnefield Partners, Channel and the Fund acquired the Shares reported in Item 5 below for investment purposes. They view the Shares as an attractive investment opportunity at this time.


                              (Page 7 of 11 Pages)

               The Joint Tenants, Wynnefield Partners, Channel and the Fund intend to review their investments in the Issuer on a continuing basis, and each of them reserves the right to acquire additional Shares in the open market or in privately negotiated transactions or otherwise, to maintain their holdings at current levels or to sell all or a portion of their holdings in the open market or in privately negotiated transactions or otherwise. Any such actions will depend upon, among other things, the availability of Shares for purchase at satisfactory price levels; the continuing evaluation of the Issuer's business, financial condition, operations and prospects; general market, economic and other conditions; the relative attractiveness of alternative business and investment opportunities; the availability of financing; and other future developments.

               Except as set forth above, none of the Joint Tenants, Wynnefield Partners, Channel or the Fund has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.   Interests in  Securities  of the Issuer.

               (a) As of the close of business on the date hereof, Mr. Obus (together with his spouse in joint tenancy), Wynnefield Partners, Channel and the Fund had direct beneficial ownership of a total of 598,790 Shares, the separate ownership of which is set forth in pages 2,3, 4 and 5 of this Amendment. Mr. Obus, by virtue of his ownership of Shares in joint tenancy with his spouse may be deemed to have direct beneficial ownership of all the Shares owned in joint tenancy with his spouse. Mr. Obus and Mr. Landes by virtue of their status as general partners of Wynnefield and Channel and their status as officers of the Fund's investment manager may be deemed to have indirect beneficial ownership of the Shares owned by Wynnefield, Channel and the Fund. The Shares owned by the Joint Tenants, Wynnefield Partners,

                              (Page 8 of 11 Pages)

     Channel and the Fund aggregate 598,790 Shares, or approximately 8.6% of the outstanding Shares of the Issuer, based on the 6,966,576 Shares reported as outstanding on April 8, 1997 in the Issuer's proxy statement for its 1997 stockholders meeting.

               Pursuant to Rule 13d-4 of the General Rules and Regulations under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), Mr. Obus and Mr. Landes disclaim beneficial ownership of any Shares owned by Wynnefield Capital, Channel and the Fund and disclaim membership in any "group" with any of the foregoing investors with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act or for any other purpose under any other provision of the Exchange Act or the rules and regulations promulgated thereunder.

               (b) In addition to the power of each beneficial owner to vote, or to direct the vote and the power to dispose and to direct the disposition of the Shares beneficially owned by each such owner, Mr. Obus and Mr. Landes, by virtue of their status as general partners of each of Wynnefield and Channel and as officers of the Fund's investment manager, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the 528,790 Shares owned by Wynnefield Partners, Channel and the Fund.

               (c) Since June 30, 1996, the date of the initial Schedule 13D filed to report the acquisition of a more than 5% of the Shares of the Issuer, Wynnefield Partners purchased 40,000 Shares on August 5, 1996 for a consideration of $42,400 and 45,000 Shares on January 20, 1997 for a consideration of $46,406.25. In addition, the Fund purchased 29,000 Shares on March 21, 1997 for a consideration of $39,875.

               (d) Each of the beneficial owners of the Shares covered by this Amendment has the right to receive or the power

                              (Page 9 of 11 Pages)
     to direct the receipts of dividends from, or the proceeds from the sale of, the Shares covered by this Amendment.

               (e)  Not  applicable.


     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

               None of the Joint Tenants, Wynnefield Partners, Channel or the Fund has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

     Item 7.  Material to be Filed as Exhibits.

              Not applicable.




                              (Page 10 of 11 Pages)

                                   SIGNATURE


               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this amended statement is true, complete and correct.

               After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this amended statement is true, complete and correct.


     Dated April 16, 1997


                             WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

                             By:   /s/ NELSON OBUS
                                   -----------------------------------
                                   Nelson Obus, General Partner

                                   /s/ NELSON OBUS
                                   -----------------------------------
                                   Nelson Obus on behalf of himself and
                                   Eve E. Coulson, as Joint Tenants


                             CHANNEL PARTNERSHIP II, L.P.

                             By:    /s/ NELSON OBUS
                                    -----------------------------------
                                    Nelson Obus, General Partner


                             WYNNEFIELD SMALL CAP VALUE OFFSHORE
                                FUND, LTD.

                              By:   Wynnefield Capital, Inc.


                                     /s/ NELSON OBUS
                                     -----------------------------------
                                     Nelson Obus, President


                              (Page 11 of 11 Pages)